

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Peter Chen
Chief Financial Officer
Token Communities Ltd.
136-20 38th Avenue, Suite 9C
Flushing, NY 11354

> **Re: Token Communities Ltd.**
> **Amendment No. 2 to**
> **Registration Statement on Form 10-12G**
> **Filed February 18, 2021**
> **File No. 000-55688**

Dear Mr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey Stein